Domestic Brands Inc.
Successor to Charles & Company
Statements of Comprehensive Income
(Unaudited)

	9 Months Ended September 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Revenue	$ 54,189	$ 31,247	$ 7,570
Cost of sales	12,278	8,092	1,859
Gross profit	41,911	23,155	5,711
Expenses:			
Bank fees	382	451	141
Legal and professional	5,490	94	144
Marketing	2,677	220	279
Auto	3,054	4,177	782
Rent	4,110	581	-
General & Administrative	2,332	340	372
Total expenses	18,045	5,863	1,718
Net income	$ 23,866	$ 17,292	$ 3,993